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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 15)

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               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

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                                   74838E102
                     (CUSIP Number of Class of Securities)

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                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all of the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The response to Item 8 is hereby amended by adding the following to the end of the section entitled "Proxy Solicitation":

  On October 19, 1998, the Company sent a letter to its stockholders in opposition to the solicitation by Mentor and MGZ. A copy of this letter is included as Exhibit 43 hereto and is incorporated herein by reference. A copy of the press release announcing the Board of Director's opposition to the solicitation by Mentor and MGZ is filed as Exhibit 44 hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibit:

   Exhibit 43 Letter to the Company's stockholders dated October 19, 1998.
   Exhibit 44 Press Release of the Company dated October 19, 1998.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: October 19, 1998                     QUICKTURN DESIGN SYSTEMS, INC.

                                          By:/s/ Keith R. Lobo
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                                             Keith R. Lobo
                                             President and Chief Executive
                                              Officer

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